March 17, 2021

VIA EDGAR

Ms. Ada D. Sarmento

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

12670 High Bluff Drive
San Diego, California 92130
Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

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Re:	Connect Biopharma Holdings Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed March 12, 2021

File No. 333-253631

Dear Ms. Sarmento:

We are in receipt of the Staff’s letter dated March 16, 2021 with respect to the above-referenced Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Connect Biopharma Holdings Limited (“Connect Biopharma” or the “Company”) as set forth below.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Amendment No. 1 to Registration Statement on Form F-1

General

1.

We note that the tax opinion filed as Exhibit 8.2 appears to be a short-form tax opinion. Please have counsel revise the opinion to clearly identify that the “Taxation – People’s Republic of China Taxation” disclosure is the opinion of the counsel. Please also revise the opinion to provide the consent of counsel to being named in the registration statement. For guidance, refer to Sections III.B.2 and IV of Staff Legal Bulletin No. 19.

Connect Biopharma’s Response: The Company confirms that counsel has revised Exhibit 8.2 in response to the Staff’s comment.

2.	Please revise the arbitration provisions in Exhibit 10.2 to clearly state that they do not apply to claims under the Securities Act or the Exchange Act.

March 17, 2021

Connect Biopharma’s Response: The Company advises the Staff that the arbitration provisions in the deposit agreement only govern disputes or differences arising from or in connection with the relationship created by the deposit agreement and expressly state that they do not preclude any investor from bringing a claim arising under the Securities Act or the Exchange Act and that no disclaimer of liability under the Securities Act or the Exchange Act is intended by any provision of the deposit agreement.

In response to the Staff’s comment, the Company proposes to revise the disclosure on pages 84 and 211 of the Registration Statement as follows prior to effectiveness:

“Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.”, page 84

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement~~, although the~~. These arbitration provisions govern such dispute or difference and do not, in any event, preclude you from pursuing claims under the Securities Act or the Exchange Act in state or federal courts. See “Description of American Depositary Shares” for more information.

Jurisdiction and Arbitration, page 211

The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement including claims arising under the Exchange Act or the Securities Act and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement (including those with purchasers of ADSs in a secondary market transaction) to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement govern such dispute or difference and do not in any event, preclude you from pursuing claims under the Securities Act or the Exchange Act in federal or state courts.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-3959. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Michael E. Sullivan

Michael E. Sullivan

of LATHAM & WATKINS LLP

cc:	Eric Atallah, Securities and Exchange Commission

Vanessa Robertson, Securities and Exchange Commission

Tim Buchmiller, Securities and Exchange Commission

Zheng Wei, Ph.D., Connect Biopharma Holdings Limited

Wubin Pan, Ph.D., Connect Biopharma Holdings Limited

Patrick A. Pohlen, Latham & Watkins LLP

Jeffrey T. Woodley, Latham & Watkins LLP